Tom Wardell
Partner thomas.wardell@dentons.com D +1 404 527 4990	Dentons US LLP 303 Peachtree Street, NE Suite 5300 Atlanta, GA 30308-3265 United States

dentons.com

September 22, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Carlos Pacho

Re:	ADTRAN, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Form 10-Q for Fiscal Quarter Ended March 31, 2016
Response Dated July 19, 2016
Form 10-Q for Fiscal Quarter Ended June 30, 2016
Filed August 5, 2016
SEC Comment Letter Dated August 24, 2016
File No. 000-24612

Ladies and Gentlemen:

On behalf of our client, ADTRAN, Inc. (“ADTRAN” or the “Company”), we are responding to the letter dated August 24, 2016 (the “Comment Letter”) from Carlos Pacho, Senior Assistant Chief Accountant, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Set forth below are the responses to the comments of the Commission staff (the “Staff”) provided to us by ADTRAN. For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response.

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Note 11, Segment Information, page 20

1.	We note your response to our comment 2. Please tell us whether the Senior Vice President, Global Operations discusses with the CODM gross profit or any other performance measure by product offerings, customers, or geographical locations. If there are performance measure discussions between the Senior Vice President, Global Operations and the CODM regarding the Network Solution’s product offerings, customers, or geographical locations, please explain how the CODM incorporates that information into his decision making process when assessing performance and allocating resources.

September 22, 2016 Page 2	dentons.com

Response:

The Senior Vice President, Global Operations does not discuss gross profit or any other performance measures by product offerings, customers, or geographical locations with the CODM, and therefore, they are not used to assess performance or allocate resources.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition And Results of Operations

Results of Operations, page 29

2.	We note your international sales had decreased almost 50% compared to the same periods in prior year, a trend that appears to have continued into the second quarter. In this regard, please enhance your MD&A disclosure to include a more robust discussion of known trends or uncertainties in your international markets that you reasonably expect have had, or will have, a material impact on your international sales. Refer to Item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 33-8350.

Response:

The Company believes that the changes you note in the contribution from its international footprint do not reflect a trend but rather customer choices with respect to network upgrade projects and currency exchange rate differentials. Therefore, the Company proposes in future filings to include a disclosure like the following, updated from time to time as necessary to be current with the report being filed:

“Our international revenues are affected to a great extent by the timing of network upgrade projects at our larger European and Latin American customers and by changes in foreign exchange rates in territories in which we sell our products and services.

The timing and geographic footprint of our customers’ network upgrade projects directly impact our revenue. Throughout 2016, our largest European customer has focused on completing network upgrade activities in regions outside of our footprint with them, and we currently expect this pattern to continue throughout the remainder of 2016. However, we expect that once current projects are completed, future network upgrades will resume in the second half of 2017 within our geographic footprint with this customer.

After reaching a cyclical high in the second quarter of 2014, the value of the Euro currency relative to the U.S. dollar declined significantly throughout the second half of 2014 and in 2015. Though the Euro-USD exchange rate appears to have stabilized since reaching a low in the fourth quarter of 2015, it remains approximately 20% below the highs of 2014. This decline in the value of the Euro throughout 2015 and into 2016 significantly reduced the U.S. dollar value of revenue from our European sales.”

September 22, 2016 Page 3	dentons.com

Should you have any questions or need further information, please contact either the undersigned at the above-referenced telephone number or at thomas.wardell@dentons.com or Douglas Eingurt at 404-527-4056 or doug.eingurt@dentons.com.

Very truly yours,

/s/ Thomas Wardell Thomas Wardell

cc:	Thomas Stanton
Roger Shannon
Douglas Eingurt